# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZeroStack Corp., CIK 0001790169
CUSIP: 98957E106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2626 Cole Ave, Suite 300, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 07/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002155749

## Reporting persons
- Hack VC Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,015; sole dispositive power 0; shared dispositive power 80,015; aggregate amount beneficially owned 80,015 (0.4% of the class)
- 0G Segregated Portfolio, a designated Segregated Portfolio of Sybil Ventures SPC Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,015; sole dispositive power 0; shared dispositive power 80,015; aggregate amount beneficially owned 80,015 (0.4% of the class)
- Hack Seed Fund II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,680,315; sole dispositive power 0; shared dispositive power 1,680,315; aggregate amount beneficially owned 1,680,315 (7.5% of the class)
- Hack Seed Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,680,315; sole dispositive power 0; shared dispositive power 1,680,315; aggregate amount beneficially owned 1,680,315 (7.5% of the class)
- Sybil Capital Fund I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,015; sole dispositive power 0; shared dispositive power 80,015; aggregate amount beneficially owned 80,015 (0.4% of the class)
- Hack VC 2021 LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,015; sole dispositive power 0; shared dispositive power 80,015; aggregate amount beneficially owned 80,015 (0.4% of the class)
- Hack VF 2022 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,015; sole dispositive power 0; shared dispositive power 80,015; aggregate amount beneficially owned 80,015 (0.4% of the class)
- Hack VF 2022 LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,015; sole dispositive power 0; shared dispositive power 80,015; aggregate amount beneficially owned 80,015 (0.4% of the class)
- Alexander Pack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,920,360; sole dispositive power 0; shared dispositive power 1,920,360; aggregate amount beneficially owned 1,920,360 (8.6% of the class)

## Item 1. Issuer
Name of issuer: ZeroStack Corp.
Address of issuer's principal executive offices: 2626 Cole Ave, Suite 300, Dallas, TX, 75204.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Hack VC Management, LLC ("Hack Management")
0G Segregated Portfolio, a designated Segregated Portfolio of Sybil Ventures SPC Ltd. ("0G Segregated Portfolio")
Hack Seed Fund II GP LLC ("Hack Seed II GP")
Hack Seed Fund II LP ("Hack Seed II")
Sybil Capital Fund I GP LLC ("Hack VC 2021 GP")
Hack VC 2021 LP ("Hack VC 2021")
Hack VF 2022 GP LLC ("Hack VF 2022 GP")
Hack VF 2022 LP ("Hack VF 2022")
Alexander Pack ("Pack")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
251 Lytton Ave, Suite 200
Palo Alto, CA 94301.
Citizenship:
Hack Management Delaware
0G Segregated Portfolio British Virgin Islands
Hack Seed II GP Cayman Islands
Hack Seed II Cayman Islands
Hack VC 2021 GP Cayman Islands
Hack VC 2021 Cayman Islands
Hack VF 2022 GP Cayman Islands
Hack VF 2022 Cayman Islands
Pack United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 80,015 shares of common stock directly held by 0G Segregated Portfolio; (ii) 1,680,315 shares of common stock directly held by Hack Seed II; (iii) 80,015 shares of common stock directly held by Hack VC 2021; and (iv) 80,015 shares of common stock directly held by Hack VF 2022.

Hack Management is the manager of the 0G Segregated Portfolio and shares voting and investment authority over the securities held by the 0G Segregated Portfolio.

Hack Seed II GP is the general partner of Hack Seed II and shares voting and investment authority over the securities held by Hack Seed II.

Hack VC 2021 GP is the general partner of Hack VC 2021 and shares voting and investment authority over the securities held by Hack VC 2021.

Hack VF 2022 GP is the general partner of Hack VF 2022 and shares voting and investment authority over the securities held by Hack VF 2022.

Pack is the managing member of Hack Management and the sole manager of each of Hack Seed II GP, Hack VC 2021 GP and Hack VF 2022 GP and shares voting and investment authority over the securities held by each of 0G Segregated Portfolio, Hack Seed II, Hack VC 2021 and Hack VF 2022.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 22,276,008 shares of common stock outstanding as of September 30, 2026, as reported by the Issuer to the Reporting Persons.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Hack VC Management, LLC: /s/ Daniel Bulaevsky, By Daniel Bulaevsky, General Counsel (10/19/2026)
- 0G Segregated Portfolio, a designated Segregated Portfolio of Sybil Ventures SPC Ltd.: /s/ Daniel Bulaevsky, By Hack VC Management, LLC, its Manager, By Daniel Bulaevsky, General Counsel (10/19/2026)
- Hack Seed Fund II GP LLC: /s/ Daniel Bulaevsky, By Daniel Bulaevsky, Authorized Signatory (10/19/2026)
- Hack Seed Fund II LP: /s/ Daniel Bulaevsky, By Hack Seed Fund II GP LLC, its general partner, By Daniel Bulaevsky, Authorized Signatory (10/19/2026)
- Sybil Capital Fund I GP LLC: /s/ Daniel Bulaevsky, By Daniel Bulaevsky, Authorized Signatory (10/19/2026)
- Hack VC 2021 LP: /s/ Daniel Bulaevsky, By Sybil Capital Fund I GP LLC, its general partner, By Daniel Bulaevsky, Authorized Signatory (10/19/2026)
- Hack VF 2022 GP LLC: /s/ Daniel Bulaevsky, By Daniel Bulaevsky, Authorized Signatory (10/19/2026)
- Hack VF 2022 LP: /s/ Daniel Bulaevsky, By Hack VF 2022 GP LLC, its general partner, By Daniel Bulaevsky, Authorized Signatory (10/19/2026)
- Alexander Pack: /s/ Alexander Pack, Alexander Pack (10/19/2026)